Room 4561

January 11, 2007

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent Suite 900
Broomfield, Colorado 80021

> **Re:** **Cardinal Communications, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **Form 10-QSB for the Quarterly Period Ended March 31, 2006**
> **Filed May 22, 2006**
> **Form 10-QSB for the Quarterly Period Ended June 30, 2006**
> **Filed August 22, 2006**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed December 1, 2006**
> **File No. 1-15383**

Dear Mr. Garneau:

We have reviewed your response letter dated December 6, 2006, as well as the filings referenced above, and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Financial Statements

 Note 3. Correction of an Error in Previously Issued Financial Statements, page F-18

1. We have read your response to prior comment number 3 and do not agree with your assertion that meeting your obligation with respect to reporting your restatements under Item 4.02 of Form 8-K will be misleading. In addition to meeting the disclosure requirements of the item, you are not prohibited from addressing your concerns and explaining the circumstances resulting in the delay between your restatements and the Form 8-K filing. Please file the required information in accordance with Item 4.02 of Form 8-K.

2. Please explain to us why believe that the financial statements included in your amended annual report filed on December 1, 2006 complied with Item 310(a) of Regulation S-B. In this regard, it is unclear to us how you concluded that you have provided audited financial statements considering that the restatement adjustments are unaudited.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Kronforst, Accounting Branch Chief, or me at (202) 551-3730 if you have any questions regarding these comments.

Very truly yours,

Craig Wilson
Senior Assistant Chief Accountant